January 13, 2009

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

       Form 10-K for the Year Ended December 31, 2007

       Filed February 26, 2008

       File No. 001-04949

Dear Ms. Tillan:

We refer to your letter dated December 5, 2008, commenting on the financial statements and disclosures in Cummins Inc.’s (“Cummins,” “we,” “our,” or “us”) Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 26, 2008.  For your convenience and ease of reference we have repeated each of the staff’s comments below and have numbered each comment and our response (in bold) thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 71

Note 1. Summary of Significant Accounting Policies, page 76

1.        Please refer to prior comment 3. We note that your proposed disclosure does not explain the significant terms of the return rights you grant to customers. Please revise future filings to explain the terms of the returns rights or, as noted in your response, disclose that you do not provide any significant return rights to your customers.

We will add the following disclosure in our revenue recognition footnote in future filings:

Rights of return do not exist for a large portion of our sales, other than for quality issues.  We do offer certain return rights in our aftermarket business, where some aftermarket customers are permitted to return small amounts of parts and filters each year and in our power generation business, which sells portable generators to retail customers.  An estimate of future returns is accrued at the time of sale based on historical return rates.

2.        Further, with respect to your proposed disclosure about sales incentives, please disclose in future filings the nature of your sales incentive programs similar to your response, as well as how you account for each program. For example, we note from your response that for volume rebates, you accrue for the expected amount of these rebates at the time of the original sale and update your accruals quarterly based on our best estimate of the volume levels the customer will reach during the measurement period.

We will add the following disclosure in our revenue recognition footnote in future filings:

We provide various sales incentives to both our distribution network and our OEM customers.  These programs are designed to promote the sale of our product in the channel or encourage the usage of our products by OEM customers.  Sales incentives primarily fall into three categories:  (1) volume rebates, (2) market share rebates, and (3) aftermarket rebates.  For volume rebates, we provide certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year.  We accrue for the expected amount of these rebates at the time of the original sale and update our accruals quarterly based on our best estimate of the volume levels the customer will reach during the measurement period.  For market share rebates, we provide certain customers with rebate opportunities based on the percentage of their production that utilizes a Cummins product.  These rebates are typically measured either quarterly or annually and are accrued at the time of the original sale based on the current market shares, with adjustments made as the level changes.  For aftermarket rebates we provide incentives to promote sales to certain dealers and end-markets.  These rebates are typically paid on a quarterly or more frequent basis and estimates are made at the end of each quarter as to the amount yet to be paid. These estimates are based on historical experience with the particular program.  The incentives are classified as a reduction in sales in our “Consolidated Statements of Earnings.”

Note 2. Investments in Equity Investees and Related Party Transactions, page 83

3.        Please refer to prior comment 1. Given the significance of the income earned from equity investees, the significant number of different equity investees you have, and the fact that you believe the nature of the joint venture operations are integral to your operations and are an essential part of your worldwide business strategy, please tell us what consideration you gave to providing more information about the underlying equity affiliates to allow investors to better understand the nature and individual results of the businesses. Specifically, given the integrated nature of these entities with your consolidated business, tell us whether you would consider expanding the existing summarized information provided pursuant to Rule 4-08(g) of Regulation S-X to present certain or all equity investees separately. As part of your response, please tell us whether you have historically evaluated whether important trends in the underlying equity investees exists, and if so, whether you would provide separate information about those affiliates in those cases.

As we stated in our previous response, we consider our equity investees to be significant collectively as we have over 40 equity investees, but individually none of our equity investees approaches the 10 percent test for significant subsidiaries as described in Rule 1-02(w) of Regulation S-X, which requires summarized financial information in Form 10-K.  For perspective, our most significant individual equity investee is Dongfeng Cummins Engine Company Limited who had a 4 percent level of significance in 2007 while our equity investees in aggregate were approximately 18 percent.  While we believe the equity investees are important to our organization, operations and strategy, we believe our current disclosure is sufficient for our investors based on the current levels of significance both individually and collectively.  Further we realize the scope of your review was limited to the financial statements and footnotes.  However, we wanted to highlight that we have extensive information on our equity investees in Item 1, “Joint Ventures and Alliances.”  We do consider the trends of our equity investees and incorporate those when appropriate and material to the results of operations in our MD&A discussions related to our consolidated results and also in the discussion of our individual operating segments as equity earnings is an important part of our segment measure.

Again, we realize the scope of the review was limited to the 10-K, but several years ago when our equity earnings began to grow significantly we started to voluntarily disclose the equity earnings, individually, of our major equity investments in a footnote in our 10-Q’s.  We will include the equity earnings of our major equity investees for the past three years in the investment footnote of our 2008 Form 10-K and future filings.  We have attached an exhibit which displays the format we have used previously in our Form 10-Q filings.

4.        Please tell us and disclose in future filings whether the equity earnings information on the face of the statements of operations is presented gross or net of U.S. and foreign income taxes.

Our foreign equity investees are presented net of applicable foreign income taxes in the Statements of Earnings.  The vast majority of our U.S. equity investees are partnerships (non-taxable), thus there is no difference between gross or net of tax presentation as the investee is not taxed.

The Form 10-K under review contains the caption “Investee equity, royalty and other income.”  Since filing our 2007 10-K we slightly revised the caption to be more clear regarding the components included, therefore, our three Form 10-Q’s for 2008 now contain a caption that reads, “Equity, royalty and interest income from investees.”  We are reluctant to change the caption once again within a year and it would be difficult to incorporate “net of tax” when the other components (royalties and interest earned) are not net of tax, but we will clarify the language in the last sentence of our Summary of Significant Accounting Policies footnote (page 76), Investments in Equity Investees, to read as follows:

Our share of the results from joint ventures, affiliated companies and alliances is reported in our Consolidated Statements of Income as “Equity, royalty and interest income from investees,” and is reported net of all applicable income taxes.

Finally, we acknowledge:

•         We are responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•         Comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•         We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

CUMMINS INC.

/s/ Marsha L. Hunt

_______________________________

Marsha L. Hunt

Vice President and Corporate Controller

(Principal Accounting Officer)

cc    Theodore M. Solso, Chairman and Chief Executive Officer

        Patrick Ward, Vice President and Chief Financial Officer

        Robert J. Darnall, Chairman of the Audit Committee of the Board of Directors